# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Catalyst Bancorp, Inc., CIK 0001849867
CUSIP: 14888L101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 235 N. COURT STREET, OPELOUSAS, Louisiana (LA), 70570
Date of event which requires filing of this statement: 08/27/2026
Filed by CIK 0001113303
Persons authorized to receive notices and communications: Mr. Joseph Stilwell, 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico (PR), 00901, 787-985-2193

## Reporting persons
- Stilwell Activist Fund, L.P. (CIK 0001564452): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 364,085; sole dispositive power 0; shared dispositive power 364,085; aggregate amount beneficially owned 364,085 (9% of the class)
- Stilwell Activist Investments, L.P. (CIK 0001573720): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 364,085; sole dispositive power 0; shared dispositive power 364,085; aggregate amount beneficially owned 364,085 (9% of the class)
- STILWELL PARTNERS L P (CIK 0001048212): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 364,085; sole dispositive power 0; shared dispositive power 364,085; aggregate amount beneficially owned 364,085 (9% of the class)
- Stilwell Value LLC (CIK 0001397076): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 364,085; sole dispositive power 0; shared dispositive power 364,085; aggregate amount beneficially owned 364,085 (9% of the class)
- STILWELL JOSEPH (CIK 0001113303): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 364,085; sole dispositive power 0; shared dispositive power 364,085; aggregate amount beneficially owned 364,085 (9% of the class)
- ALCOTT MARK DAVID (CIK 0001742120): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,000; shared voting power 0; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 1,000 (0.02% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Catalyst Bancorp, Inc.
Address of issuer's principal executive offices: 235 N. COURT STREET, OPELOUSAS, Louisiana (LA), 70570

## Item 2. Identity and Background
Name of person filing:
This is the third amendment (this "Third Amendment") to the original Schedule 13D, which was filed on October 30, 2025 (the "Original Schedule 13D"), and amended on January 12, 2026 (the "First Amendment") and on April 13, 2026 (the "Second Amendment"). This Third Amendment is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, the "Stilwell Group", "we" or "us"); and Mark D. Alcott, the Stilwell Group's nominee to the board of directors (the "Board") of Catalyst Bancorp, Inc. (the "Issuer") and a shareholder of the Issuer. The filers of this statement are collectively referred to herein as the "13D Group." The amended joint filing agreement (the "Amended Joint Filing Agreement") of the members of the 13D Group is attached as Exhibit 6 to this Third Amendment. A copy of the power of attorney (the "Power of Attorney") given by Mark D. Alcott to Joseph Stilwell and Megan Parisi is attached to this Third Amendment as Exhibit 7.

This statement is filed by Joseph Stilwell with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of the Issuer beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, in Joseph Stilwell's capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Mark D. Alcott also directly owns shares of Common Stock as noted above and set forth herein.
Residence or business address: The business address of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901. The business address of Mark D. Alcott is 519 E 10th Avenue, Bowling Green, Kentucky 42101.
Present principal occupation or employment: The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and related partnerships. The principal employment of Mark D. Alcott is serving as an Attorney and Managing Partner of the law firm Harlin Parker.
Criminal convictions in the last five years: During the past five years, no member of the 13D Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no member of the 13D Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule C, attached hereto and incorporated herein by reference.
Citizenship: Joseph Stilwell and Mark D. Alcott are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mark D. Alcott has expended a total of $16,686.50 to acquire 1,000 shares of Common Stock. Such funds, from time to time, may be provided in part by margin account loans from subsidiaries of Charles Schwab extended in the ordinary course of business.

Since we last reported purchases of Common Stock, Stilwell Activist Fund has not expended any monies to acquire securities of the Issuer.

Since we last reported purchases of Common Stock, Stilwell Activist Investments has expended $246,303.25 to acquire 15,495 shares of Common Stock. Such funds were provided from Stilwell Activist Investments' working capital and may, from time to time, be provided in part by margin account loans from subsidiaries of Morgan Stanley, Interactive Brokers or Velocity Clearing LLC extended in the ordinary course of business.

Since we last reported purchases of Common Stock, Stilwell Partners has not expended any monies to acquire securities of the Issuer.

All purchases of shares of Common Stock made by the Stilwell Group using funds borrowed from subsidiaries of Morgan Stanley, J.P. Morgan, Interactive Brokers or Velocity Clearing LLC, if any, were made in margin transactions on their usual terms and conditions, except as disclosed below in Item 5. All or part of the shares of Common Stock owned by members of the Stilwell Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Stilwell Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

## Item 4. Purpose of Transaction
Purpose of transaction:
We are filing this Third Amendment to announce that we have served our notice of intent to nominate Mark D. Alcott for election as a director at the Issuer's upcoming 2027 annual meeting of shareholders (the "2027 Annual Meeting"), with Corissa B. Porcelli as our alternate nominee. Copies of the Nominee Agreements (as defined below) are attached as Exhibits 2 and 3 to this Third Amendment.

Additionally, we have submitted a non-binding proposal (the "Sale Proposal") seeking shareholder approval of a request that the Board shall take all necessary steps to promptly effectuate a sale of the Issuer. A copy of the Sale Proposal is attached hereto as Exhibit 5 and is incorporated herein by reference.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

THIS THIRD AMENDMENT MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF THE SOLICITATION OF PROXIES BY THE 13D GROUP FROM THE ISSUER'S SHAREHOLDERS IN CONNECTION WITH THE ISSUER'S 2027 ANNUAL MEETING. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE SOLICITATION BY THE 13D GROUP AND OTHER PARTICIPANTS OF PROXIES FROM THE ISSUER'S SHAREHOLDERS FOR USE AT THE ISSUER'S 2027 ANNUAL MEETING OF SHAREHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN OUR PROXY SOLICITATION. INFORMATION RELATING TO THE PARTICIPANTS IN OUR PROXY SOLICITATION IS INCLUDED IN SCHEDULE A, ATTACHED HERETO AND INCORPORATED BY REFERENCE HEREIN.

Members of the 13D Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the 13D Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the 13D Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Since 2000, members or affiliates of the Stilwell Group have taken an 'activist position' in 80 other publicly-traded companies. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.

Our actions with respect to such publicly-traded companies are described in Schedule B, attached hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The members of the Stilwell Group beneficially own an aggregate of 364,085 shares of Common Stock. Mark D. Alcott directly owns 1,000 shares of Common Stock. The percentages used in this filing are calculated based on 4,033,791 shares of Common Stock outstanding as of August 12, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026. The purchases and sales of Common Stock reported in this item, if any, were made in open-market transactions.

Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to beneficially own 364,085 shares of Common Stock, constituting approximately 9.0% of the shares of Common Stock outstanding. Mark D. Alcott directly owns 1,000 shares of Common Stock, constituting approximately 0.02% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell may be deemed to share the power to vote and dispose of 364,085 shares of Common Stock owned in the aggregate by Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.

Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, Joseph Stilwell has the power to direct the affairs of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners with regard to those shares of Common Stock.

Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by each of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.

Mark D. Alcott has sole power to vote and dispose of the 1,000 shares of Common Stock that he directly owns.
Transactions in the class effected during the past sixty days: Within the past sixty days, each of Stilwell Activist Investments, Stilwell Activist Fund and Stilwell Partners has not purchased or sold any shares of Common Stock. Stilwell Value LLC and Joseph Stilwell have not purchased or sold any shares of Common Stock. Within the past sixty days, Mark D. Alcott purchased shares of Common Stock as set forth in Schedule D, attached hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Value LLC, Joseph Stilwell and Mark D. Alcott is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, their respective shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On August 27, 2026, Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Partners, and Stilwell Value LLC entered into nominee agreements (the "Nominee Agreements") with each of Mark D. Alcott and Corissa B. Porcelli (the "Nominees"), pursuant to which the Nominees have agreed, should members of the Stilwell Group so choose, to stand for election to the Board at the 2027 Annual Meeting, and to serve as directors if elected. Pursuant to the Nominee Agreements, Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Partners, and Stilwell Value LLC have agreed to (i) reimburse all of the Nominees' actual out-of-pocket expenses incurred in connection with the nomination process and (ii) indemnify each Nominee for any damages and expenses incurred in connection with his or her nomination for director of the Issuer. The foregoing summary of the Nominee Agreements are qualified in its entirety by reference to the full text of the Nominee Agreements, copies of which are filed as Exhibits 2 and 3 attached to this Third Amendment and is incorporated by reference herein.

On August 27, 2026, in connection with Mark D. Alcott's nomination to stand for election to the Board and to serve as a director of the Issuer if elected, Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Partners and Stilwell Value LLC entered into an option agreement with Mark D. Alcott (the "Option Agreement") pursuant to which Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Partners and Stilwell Value LLC have issued to Mark D. Alcott an option to purchase up to 50,000 shares of Common Stock (the "Option") beneficially owned by the Stilwell Group, at a purchase price of $17.37 per Option share (subject to adjustment), subject to certain terms and conditions set forth therein. Pursuant to the Option Agreement, the Option vests on the day after the 2027 Annual Meeting. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the full text of the Option Agreement, a copy of which is filed as Exhibit 4 attached to this Third Amendment and is incorporated by reference herein.

Other than the Nominee Agreements filed as Exhibits 2 and 3 to this Third Amendment, the Option Agreement filed as Exhibit 4 to this Third Amendment, the Power of Attorney filed as Exhibit 7 to this Third Amendment and the Amended Joint Filing Agreement filed as Exhibit 6 to this Third Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between the 13D Group, which disclosure is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Identity of Participants

Schedule B - Stilwell Activist History

Schedule C - Item 2(e)

Schedule D - Transactions in Securities

Exhibit 1 - Joint Filing Agreement, dated October 30, 2025, filed with the Original Schedule 13D.

Exhibit 2 - Nominee Agreement, dated August 27, 2026, with Mark D. Alcott.

Exhibit 3 - Nominee Agreement, dated August 27, 2026, with Corissa B. Porcelli.

Exhibit 4 - Option Agreement, dated August 27, 2026, with Mark D. Alcott.

Exhibit 5 - Sale Proposal, dated August 27, 2026.

Exhibit 6 - Amended Joint Filing Agreement, dated August 27, 2026.

Exhibit 7 - Power of Attorney, dated August 27, 2026.

## Signatures
- Stilwell Activist Fund, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (08/27/2026)
- Stilwell Activist Investments, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (08/27/2026)
- STILWELL PARTNERS L P: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (08/27/2026)
- Stilwell Value LLC: /s/ Megan Parisi, Megan Parisi, Member (08/27/2026)
- STILWELL JOSEPH: /s/ Joseph Stilwell, Joseph Stilwell* (08/27/2026)
- ALCOTT MARK DAVID: /s/ Mark D. Alcott, Mark D. Alcott (08/27/2026)
- Megan Parisi: /s/ Megan Parisi, *Megan Parisi, Attorney-in-Fact (08/27/2026)